Venerable Insurance and Annuity Company
and Separate Account U of Venerable Insurance and Annuity Company
SpectraSelect Variable Annuity

May 1, 2026, Notice Document

This notice document describes SpectraSelect, a group and individual deferred combination variable and fixed annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through our Separate Account U (the “Separate Account”).  The Contract has not been offered for new sales since before 2004 and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Contract Value to one or more available investment options, which include:

•	Subaccounts of the Separate Account, each of which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract.

In certain states and in limited circumstances, fixed interest allocation options, which may have various guaranteed interest periods (“Fixed Interest Options”) may also be available. See APPENDIX B and APPENDIX C for more information about the Fixed Interest Options that may be available through the Contract.

The Contract is a complex investment and involves risk, including potential loss of principal. Your Contract Value will vary daily to reflect the investment performance of the Subaccount(s) you select and any interest credited to your allocations to the Fixed Interest Options. For Contracts sold in some states, not all Funds or Fixed Interest Options may be available.

The full SpectraSelect prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=449815208&doctype=spros. You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at Investor.gov.

New regulations adopted by the Securities and Exchange Commission (“SEC”) require paper copies of the shareholder reports for the Funds available through your Contract to be sent to you by mail, unless you specifically elect to receive copies of the reports from the Company electronically. To elect and consent to the electronic receipt of Fund shareholder reports and other required documents, like this prospectus, please access your account information at Venerable.com and navigate to the “My Profile” section to manage your delivery preferences. You may also write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066.

The Contract is not a short-term investment, and withdrawals from or surrender of the Contract may be subject to negative Contract adjustments, taxes, and tax penalties, if applicable. All obligations, guarantees, and benefits of the Contract are subject to the financial strength and claims paying ability of the Company.

The SEC has not approved or disapproved the securities described in this notice or passed upon the accuracy or adequacy of this notice document. Any representation to the contrary is a criminal offense.

Allocations to a Subaccount investing in a Fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. The Contract is a complex investment and involves risks, including the possible loss of the principal amount invested.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document. Other special terms are generally defined in the sections where those terms appear.

Contract

The legal agreement between the Contract Owner(s) and the Company that governs the terms of the SpectraSelect variable annuity. The Contract has two phases:

•

The accumulation phase (the period between the Contract Date and the Income Date) during which the Contract Value may vary according to the investment experience of the Subaccounts of the Separate Account; and

•

The Income Phase (which begins on the Income Date) during which you receive regular annuity payments under the Contract).

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Contract Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Interest Options available through the Contract.
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit

The amount paid to your designated beneficiaries upon your death. Your Contract has either Death Benefit Option 1 (an Enhanced Death Benefit Rider) or Death Benefit Option 2 (Standard Death Benefit). Check your Contract’s data pages for the Death Benefit that applies to you.

Fixed Interest Options	Investment options that earn a stated amount of interest for a specified period of time. The available Fixed Interest Options are the Fixed Account and the Interest Adjustment Account.
Funds	The underlying mutual funds in which the Subaccounts invest. In the full prospectus the Funds are referred to as Portfolios.
Income Date	The date you start receiving annuity payments under your Contract.
Separate Account

Separate Account U, which is the separate investment account of the Company that supports the Contract. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account U but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or benefits since the date of your most recent prospectus, as subsequently supplemented.

KEY INFORMATION

Important information you should consider about the Contract:

FEES, EXPENSES, AND ADJUSTMENTS
Are there Charges or Adjustments for Early Withdrawals?

Yes. If you withdraw some or all of your Contract Value from the Contract within seven years of our receipt of a purchase payment you may be assessed a contingent deferred sales charge, which is also referred to as a withdrawal charge. The withdrawal charge is generally a percentage of the purchase payment withdrawn, and the maximum surrender charge is 7.0% of each purchase payment withdrawn. For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $7,000 on a $100,000 purchase payment.  See “Contingent Deferred Sales Charge” in the full prospectus, as supplemented, for more information.

Also, if all or a portion of your investment is surrendered, withdrawn, transferred, or annuitized from a Fixed Interest Option before the expiration of its guaranteed interest period, an interest adjustment may apply. The interest adjustment may be positive, negative or have no impact on your Contract Value. You could lose interest previously earned in an investment in a Fixed Interest Option due to a negative interest adjustment. For example, if you allocated $100,000 to the Fixed Interest Option earning 4% with a 5 year guarantee period and later withdraw or transfer the entire amount two years before the 5 years have ended, you could lose up to $3,210.46 of any prior earned interest in that Fixed Interest Option, assuming a 3% guaranteed minimum interest rate. This amount may be in addition to surrender charges, taxes, and tax penalties, if applicable. See APPENDIX C for more information about the interest adjustment.

Are there Transaction Charges?

Yes. In addition to withdrawal charges and a Market Value Adjustment, if applicable, there may be an additional charge if:

•

You transfer Contract Value between Subaccounts; or

•

State or local premium taxes become due.

See “CHARGES AND FEES” – “Transfer Charge” and “Premium Taxes” in the full prospectus, as supplemented, for more information.

FEES, EXPENSES, AND ADJUSTMENTS (continued)
Are there Ongoing Fees and Expenses?

Minimum and Maximum Annual Fee Table. The table below describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract schedule pages for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract	1.40%[1]	1.40%[1]
	Fund fees and expenses	0.27%[2]	1.58%[2]
	Optional Enhanced Death Benefit Rider	0.20%[3]	0.20%[3]

1 As a percentage of Contract Value in each  Subaccount. This fee includes the Mortality and Expense Risk Charge and the Administrative Charge as described in the Contract and prior prospectuses. We calculate the Base Contract fee by dividing the total amount of these charges collected during the last fiscal year by the total average net assets attributable to the Contracts for that year. Refer to your Contract schedule pages for the fees and charges that apply to your Contract.

2 As a percentage of Fund assets. These figures reflect the minimum and maximum Fund fees and expense before any expense reimbursements or fee waiver arrangements.

3 As a percentage of Account Value. Refer to your Contract schedule pages for the fees and charges that apply to your Contract.

See “Expenses” in the full prospectus, as supplemented, for more information.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges and negative Contract adjustments that substantially increase costs.

	Lowest Annual Cost: $1,481	Highest Annual Cost: $2,647
	Assumes: • Investment of $100,000; • 5% annual appreciation; • Least expensive Contract and Fund fees and expenses; • No sales charges; and • No additional purchase payments, transfers, or withdrawals.	Assumes: • Investment of $100,000; • 5% annual appreciation; • Most expensive Contract and Fund fees and expenses; • No sales charges; and • No additional purchase payments, transfers, or withdrawals.
See “CHARGES AND FEES” – “Charges Deducted from the Subaccounts” and “Fund Expenses” in the full prospectus, as supplemented, for more information.

RISKS See “Summary” in the full prospectus, as supplemented, for more information.
Is there a Risk of Loss from Poor Performance?	Yes. You can lose money investing in the Contract, including loss of principal.
Is this a Short-Term Investment?

No. The Contract is not a short-term investment and is not appropriate if you need ready access to cash.

Withdrawal charges apply for up to seven years after each purchase payment. They will reduce the value of your Contract if you withdraw money from your Contract during that time. An interest adjustment may also apply for withdrawals or transfers from the Interest Adjustment Account before the end of its guaranteed interest period. The benefits of tax deferral also mean the Contract is more beneficial to investors with a long-term investment time horizon.

At the end of a guaranteed interest period, amounts allocated to a Fixed Interest Option will be reallocated according to your instructions. If no instructions are received, they will be reallocated either to a Fixed Interest Option with a guaranteed interest period of the same duration, or to the Voya Liquid Assets Portfolio, depending on the state in which your contract was issued. See Appendices B and C for more information about the availability of the Fixed Interest Options and reallocations when no instructions are received.

What are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance of the investment options you choose.

Each available Fund and Fixed Interest Option has its own unique risks, and you should review information about each investment option before making an investment decision. This information can be found in the Fund prospectuses and Appendix B and Appendix  C for the Fixed Interest Options.

What are the Risks Related to the Insurance Company?

All obligations, guarantees, and benefits of the Contract, including those related to any Fixed Interest Option, are subject to the financial strength and claims paying ability of the Company. If the Company experiences financial distress, it may not be able to meet its obligations to you. More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

What are the Risks Related to Cyber-Security?

Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

RESTRICTIONS
Are there Limits on the Investment Options?

Yes. There is a charge of $25 or 2% of the amount that is transferred, whichever is less, for each transfer between  Subaccounts after the first 12 in a Contract Year. See “Transfer Fee” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract. See “Substitution” in the full prospectus, as supplemented, for more information. Additionally, we may restrict or limit the guaranteed interest periods that are available under the Fixed Interest Options.

The Contract is not designed to serve as a vehicle for frequent transfers. We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges. We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy. See “Transfers” and “Limits on Frequent or Disruptive Transfers” in the full prospectus, as supplemented, for more information.

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
What are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the Contract through a tax-qualified retirement plan or individual retirement arrangement (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% additional tax for withdrawals and surrenders before age 59½.

CONFLICTS OF INTEREST See “Distribution” in the full prospectus, as supplemented, for more information.
How are Investment Professionals Compensated?

Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional purchase payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm. This compensation is not paid directly by Contract Owners or the Separate Account. This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Should I Exchange My Contract?

Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=449815208&doctype=spros.

 You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new purchase payments and transfers of Contract Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
The Fund seeks capital appreciation.	Invesco V.I. Global Fund Investment Adviser: Invesco Advisers, Inc. Sub-Adviser: Invesco Asset Management Limited Survivor in the April 24, 2026, merger of the Invesco VI Global Core Equity Fund with and into this Fund.	Series I 1.06%	15.02%	7.01%	10.72%
Seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.	Morgan Stanley Variable Insurance Fund, Inc. Emerging Markets Debt Portfolio Investment Adviser: Morgan Stanley Investment Management Inc. Sub-Adviser: Morgan Stanley Investment Management Limited	Class I 1.10%[1]	15.33%	2.70%	4.51%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.	Morgan Stanley Variable Insurance Fund, Inc. Growth Portfolio Investment Adviser: Morgan Stanley Investment Management Inc.	Class I 0.57%[1]	35.72%	3.41%	17.76%

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks high long term capital appreciation.	Venerable Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.83%	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures investment grade bonds traded in the U.S. as closely as possible before the deduction of Fund expenses.	Venerable Bond Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.61%[1]	–*	–*	–*
Seeks, over the long term, current income and a modest level of total investment return consistent with the preservation of capital.	Venerable Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.87%[1]	–*	–*	–*
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable Conservative Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.87%	–*	–*	–*
Seeks to provide long term capital growth.

Venerable Emerging Markets Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Axiom Investors LLC, Barrow, Hanley, Mewhinney & Strauss LLC, Numeric Investors LLC, Oaktree Fund Advisors, LLC, Pzena Investment Management, LLC, and Sands Capital Management, LLC

		Class V 1.44%[1]	–*	–*	–*

*	This Fund is relatively new and performance information for the full period is unavailable.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to earn a high level of current income with a secondary goal of seeking capital appreciation.	Venerable High Yield Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.72%[1]	8.49%	–*	–*
Seeks to maximize long term total real return, consistent with the preservation of real capital.	Venerable Inflation Focused Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.84%[1]	–*	–*	–*
Seeks to provide long-term capital growth.

Venerable International Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: ClearBridge Investments, LLC and Putnam Investment Management, LLC

		Class V 0.99%[1]	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of international developed markets stocks as closely as possible before deduction of Fund expenses.	Venerable International Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.70%[1]	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of large capitalization stocks as closely as possible before the deduction of Fund expenses.	Venerable Large Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.51%[1]	17.30%	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of mid capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Mid Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.65%[1]	–*	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks, over the long-term, total investment return consistent with the preservation of capital.	Venerable Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.89%[1]	12.64%	–*	–*
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable Moderate Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.85%	–*	–*	–*
Seeks to provide current income and long-term capital growth.

Venerable Real Estate Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Duff & Phelps Investment Management Co. and Wellington Management Company LLP

		Class V 1.00%[1]	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of small capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Small Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.68%[1]	–*	–*	–*
Seeks to maximize total return while investing to obtain the average duration specified in the Fund’s prospectus.	Venerable Strategic Bond Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.80%[1]	6.87%	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to provide long term capital growth.	Venerable US Large Cap Strategic Equity Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC Non-Discretionary Sub-Advisers: Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, and Putnam Investment Management, LLC	Class V 0.86%[1]	16.25%	–*	–*
Seeks to provide long term capital growth.

Venerable US Small Cap Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: Putnam Investment Management, LLC and Royce Investment Partners

		Class V 0.85%[1]	–*	–*	–*
Seeks high long term capital appreciation.	Venerable World Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 1.00%[1]	–*	–*	–*
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable World Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.86%[1]	–*	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to provide long term capital growth

Venerable World Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Intermede Global Partners Inc., Intermede Investments Partners Limited, Numeric Investors LLC, Sanders Capital, LLC, and Wellington Management Company LLP

		Class V 0.85%[1]	–*	–*	–*
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable World Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 1.00%[1]	–*	–*	–*
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.28%	4.15%	3.12%	2.03%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.45%[1]	30.89%	8.50%	7.91%
A non-diversified Portfolio that seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.67%[1]	15.33%	12.23%	15.19%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class S 0.53%	5.42%	1.86%	2.01%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya RussellTM Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.40%[1]	8.35%	6.24%	12.04%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.	Voya RussellTM Mid Cap Index Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.40%[1]	10.08%	8.26%	10.59%

Closed Funds

Subaccounts that invest in the following Funds are closed to new purchase payments and transfers of Contract Value. Contract Owners who have value in any of the closed Funds may leave their Contract Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation by investing primarily in global resource securities. Income is a secondary consideration.	VanEck VIP Global Resources Fund Investment Adviser: Van Eck Associates Corporation	Initial Class 1.08%	36.48%	10.51%	8.33%
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	Voya Index Plus LargeCap Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.55%[1]	15.20%	13.73%	13.90%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.55%[1]	7.71%	0.15%	2.66%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	Voya RussellTM Large Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.43%[1]	18.12%	16.24%	18.65%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya RussellTM Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.36%[1]	18.75%	14.72%	15.36%

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya RussellTM Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.43%[1]	17.94%	11.69%	10.53%
Seeks total return.	Voya U.S. Stock Index Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class I 0.27%	17.53%	14.10%	14.51%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Invesco Advisers, Inc.	Class I 0.64%[1]	12.80%	8.82%	8.86%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Invesco Advisers, Inc.	Class I 0.65%	15.63%	13.09%	11.00%

APPENDIX B – FIXED ACCOUNT

The Fixed Account is an investment option within our general account that offers a one year guaranteed interest period with an interest rate guaranteed by us. We guarantee that the interest credited to the Fixed Account will not be less than 3% per year. The interest rate guaranteed by us for a guaranteed interest period is set in our sole discretion, subject to the guaranteed minimum interest rate.

If you allocate Contract Value to the Fixed Account, your money will be placed with our other general account assets. If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the accumulation phase depends in part upon the total interest credited to your Contract.

During the accumulation phase, you may:

•	Transfer up to 25% of your Contract Value to the Funds in any one Contract year; and/or

•	Take a partial withdrawal of up to 25% of your Contract Value in any one Contract year.

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APPENDIX C – INTEREST ADJUSTMENT ACCOUNT

You may allocate your Contract Value to one or more guaranteed interest periods of the Interest Adjustment Account. Currently, we offer three guaranteed interest periods in the Interest Adjustment Account - 3 years, 5 years, and 7 years. During the Accumulation Phase, you may make transfers from the Funds or the Fixed Account to the guaranteed interest periods on the next Contract anniversary. There will be an initial current interest rate for a guaranteed interest period. After the guaranteed interest period ends, the current interest rate for any subsequent guaranteed interest period may be different.

During the thirty (30) days prior to the end of a guaranteed interest period, you may elect to renew for the same or any other available guaranteed interest period or may transfer to the Fixed Account or the Funds. If you do not make such an election or transfer request, your value will automatically renew into a guaranteed interest period of the same duration as that which just ended.

Except on the latest Income Date, if you make a withdrawal, transfer from or begin receiving annuity payments from a guaranteed interest period of the Interest Adjustment Account prior to the end of the guaranteed interest period, the amounts withdrawn, transferred or applied to an annuity payment option may be subject to an interest adjustment (see below). However, no interest adjustment will be applied in the following situations:

•	Payment of a Death Benefit;

•	Amounts withdrawn to pay fees and charges;

•	Amounts withdrawn as the free withdrawal amount; and

•	Amounts withdrawn or transferred within thirty (30) days prior to the end of the guaranteed interest period.

The interest adjustment will be calculated by multiplying the amount withdrawn, transferred, or annuitized by the formula described in your Contract schedule pages.

The interest adjustment may be positive or negative. The interest adjustment will be an addition to or deduction from your remaining Contract Value (except when you make a complete withdrawal). However, if you make a withdrawal or transfer from or begin receiving annuity payments from a guaranteed interest period in the Interest Adjustment Account, you will always get back at least the amount of money you invested in the guaranteed interest period increased by 3% per year, less any surrender charges, adjusted for any prior withdrawals and taxes.

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HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full SpectraSelect prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=449815208&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

SpectraSelect, Contract I.D. C000032746	May 1, 2026